UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*


                             BARR LABORATORIES, INC.
--------------------------------------------------------------------------------

                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------

                         (Title of Class of Securities)


                                    068306109
     -----------------------------------------------------------------------

                                 (CUSIP Number)


     MICHAEL F. FLORENCE, 150 SIGNET DRIVE, WESTON, ONTARIO, CANADA M9L 1T9
--------------------------------------------------------------------------------

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                                  June 29, 1999
     -----------------------------------------------------------------------

             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D




CUSIP No.       068306109                                     Page 2 of 15 Pages
--------------------------------------------------------------------------------

   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                               BERNARD C. SHERMAN

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|
                                                                        (b)  |X|

   3      SEC USE ONLY


   4      SOURCE OF FUNDS*

                                       PF

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|


   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                                 ONTARIO, CANADA


                                7     SOLE VOTING POWER
                                          0
         NUMBER OF
          SHARES                8     SHARED VOTING POWER
       BENEFICIALLY                       9,914,426
         OWNED BY
           EACH                 9     SOLE DISPOSITIVE POWER
         REPORTING                        0
          PERSON
           WITH                 10    SHARED DISPOSITIVE POWER
                                          9,914,426


   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            9,914,426

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    |_|


   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               43.5%

          Based on 22,777,607 shares of Common Stock outstanding at the close of business on March 31, 1999 as reported in the Issuer's Form 10-Q filed with the Commission on May 12, 1999.

   14     TYPE OF REPORTING PERSON*

          IN

--------------------------------------------------------------------------------

     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No.       068306109                                     Page 3 of 15 Pages
--------------------------------------------------------------------------------


   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       THE BERNARD AND HONEY SHERMAN TRUST

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|
                                                                        (b)  |X|

   3      SEC USE ONLY


   4      SOURCE OF FUNDS*
                                       OO

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|


   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                                ONTARIO, CANADA


                                7     SOLE VOTING POWER
                                          0
         NUMBER OF
          SHARES                8     SHARED VOTING POWER
       BENEFICIALLY                       9,914,426
         OWNED BY
           EACH                 9     SOLE DISPOSITIVE POWER
         REPORTING                        0
          PERSON
           WITH                 10    SHARED DISPOSITIVE POWER
                                          9,914,426


   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            9,914,426

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    |_|


   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               43.5%

          Based on 22,777,607 shares of Common Stock outstanding at the close of business on March 31, 1999 as reported in the Issuer's Form 10-Q filed with the Commission on May 12, 1999.

   14     TYPE OF REPORTING PERSON*

          OO

--------------------------------------------------------------------------------

     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No.       068306109                                     Page 4 of 15 Pages
--------------------------------------------------------------------------------

   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                              SHERMAN HOLDINGS INC.

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|
                                                                        (b)  |X|

   3      SEC USE ONLY


   4      SOURCE OF FUNDS*

                                       OO

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|


   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                                 ONTARIO, CANADA


                                7     SOLE VOTING POWER
                                          0
         NUMBER OF
          SHARES                8     SHARED VOTING POWER
       BENEFICIALLY                       9,914,426
         OWNED BY
           EACH                 9     SOLE DISPOSITIVE POWER
         REPORTING                        0
          PERSON
           WITH                 10    SHARED DISPOSITIVE POWER
                                          9,914,426


   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            9,914,426

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    |_|


   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               43.5%

          Based on 22,777,607 shares of Common Stock outstanding at the close of business on March 31, 1999 as reported in the Issuer's Form 10-Q filed with the Commission on May 12, 1999.

   14     TYPE OF REPORTING PERSON*

          HC, CO

--------------------------------------------------------------------------------

     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No.       068306109                                     Page 5 of 15 Pages
--------------------------------------------------------------------------------

   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                  SHERMCO INC.

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|
                                                                        (b)  |X|

   3      SEC USE ONLY


   4      SOURCE OF FUNDS*

                                       OO

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|


   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                                 ONTARIO, CANADA


                                7     SOLE VOTING POWER
                                          0
         NUMBER OF
          SHARES                8     SHARED VOTING POWER
       BENEFICIALLY                       9,914,426
         OWNED BY
           EACH                 9     SOLE DISPOSITIVE POWER
         REPORTING                        0
          PERSON
           WITH                 10    SHARED DISPOSITIVE POWER
                                          9,914,426


   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            9,914,426

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    |_|


   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               43.5%

          Based on 22,777,607 shares of Common Stock outstanding at the close of business on March 31, 1999 as reported in the Issuer's Form 10-Q filed with the Commission on May 12, 1999.

   14     TYPE OF REPORTING PERSON*

          HC, CO

--------------------------------------------------------------------------------

     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No.       068306109                                     Page 6 of 15 Pages
--------------------------------------------------------------------------------

   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                  SHERFAM INC.

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|
                                                                        (b)  |X|

   3      SEC USE ONLY


   4      SOURCE OF FUNDS*

                                       OO

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|


   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                                 ONTARIO, CANADA


                                7     SOLE VOTING POWER
                                          0
         NUMBER OF
          SHARES                8     SHARED VOTING POWER
       BENEFICIALLY                       9,914,426
         OWNED BY
           EACH                 9     SOLE DISPOSITIVE POWER
         REPORTING                        0
          PERSON
           WITH                 10    SHARED DISPOSITIVE POWER
                                          9,914,426


   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            9,914,426

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    |_|


   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               43.5%

          Based on 22,777,607 shares of Common Stock outstanding at the close of business on March 31, 1999 as reported in the Issuer's Form 10-Q filed with the Commission on May 12, 1999.

   14     TYPE OF REPORTING PERSON*

          HC, CO

--------------------------------------------------------------------------------

     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No.       068306109                                     Page 7 of 15 Pages
--------------------------------------------------------------------------------

   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                              APOTEX HOLDINGS INC.

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|
                                                                        (b)  |X|

   3      SEC USE ONLY


   4      SOURCE OF FUNDS*

                                       OO

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|


   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                                 ONTARIO, CANADA


                                7     SOLE VOTING POWER
                                          0
         NUMBER OF
          SHARES                8     SHARED VOTING POWER
       BENEFICIALLY                       9,914,426
         OWNED BY
           EACH                 9     SOLE DISPOSITIVE POWER
         REPORTING                        0
          PERSON
           WITH                 10    SHARED DISPOSITIVE POWER
                                          9,914,426


   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            9,914,426

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    |_|


   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               43.5%

          Based on 22,777,607 shares of Common Stock outstanding at the close of business on March 31, 1999 as reported in the Issuer's Form 10-Q filed with the Commission on May 12, 1999.

   14     TYPE OF REPORTING PERSON*

          HC, CO

--------------------------------------------------------------------------------

     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No.       068306109                                     Page 8 of 15 Pages
--------------------------------------------------------------------------------

   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                 SHERMFIN CORP.

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|
                                                                        (b)  |X|

   3      SEC USE ONLY


   4      SOURCE OF FUNDS*

                                       OO

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|


   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                                  DELAWARE, USA


                                7     SOLE VOTING POWER
                                          0
         NUMBER OF
          SHARES                8     SHARED VOTING POWER
       BENEFICIALLY                       9,914,426
         OWNED BY
           EACH                 9     SOLE DISPOSITIVE POWER
         REPORTING                        0
          PERSON
           WITH                 10    SHARED DISPOSITIVE POWER
                                          9,914,426


   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            9,914,426

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    |_|


   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               43.5%

          Based on 22,777,607 shares of Common Stock outstanding at the close of business on March 31, 1999 as reported in the Issuer's Form 10-Q filed with the Commission on May 12, 1999.

   14     TYPE OF REPORTING PERSON*

          HC, CO

--------------------------------------------------------------------------------

     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No.       068306109                                     Page 9 of 15 Pages
--------------------------------------------------------------------------------

   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                             SHERMAN DELAWARE, INC.

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|
                                                                        (b)  |X|

   3      SEC USE ONLY


   4      SOURCE OF FUNDS*

                                       WC

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|


   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                                  DELAWARE, USA


                                7     SOLE VOTING POWER
                                          0
         NUMBER OF
          SHARES                8     SHARED VOTING POWER
       BENEFICIALLY                       9,914,426
         OWNED BY
           EACH                 9     SOLE DISPOSITIVE POWER
         REPORTING                        0
          PERSON
           WITH                 10    SHARED DISPOSITIVE POWER
                                          9,914,426


   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            9,914,426

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    |_|


   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               43.5%

          Based on 22,777,607 shares of Common Stock outstanding at the close of business on March 31, 1999 as reported in the Issuer's Form 10-Q filed with the Commission on May 12, 1999.

   14     TYPE OF REPORTING PERSON*

          HC, CO

-------------------------

     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No.       068306109                                    Page 10 of 15 Pages
--------------------------------------------------------------------------------

   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           THE APOTEX FOUNDATION, INC.

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|
                                                                        (b)  |X|

   3      SEC USE ONLY


   4      SOURCE OF FUNDS*

                                       OO

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|


   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                                 NEW JERSEY, USA


                                7     SOLE VOTING POWER
                                          0
         NUMBER OF
          SHARES                8     SHARED VOTING POWER
       BENEFICIALLY                       0
         OWNED BY
           EACH                 9     SOLE DISPOSITIVE POWER
         REPORTING                        0
          PERSON
           WITH                 10    SHARED DISPOSITIVE POWER
                                          0


   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            0

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    |_|


   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  0


   14     TYPE OF REPORTING PERSON*

          CO

--------------------------------------------------------------------------------

     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

                                    PREAMBLE

     This Amended Schedule 13D is being filed to reflect changes in the ownership of the Common Stock of Barr Laboratories, Inc. This Amended Schedule 13D amends the Schedule 13D filed by the Reporting Persons on March 26, 1999. This Amended Schedule 13D constitutes the final filing by The Apotex Foundation with respect to the Common Stock.

Item 1. Security and Issuer

     The title and class of equity security to which this statement  relates is:
Common Stock, par value $0.01 per share ("Common Stock"). The name and address of the principal executive office of the issuer is: Barr Laboratories, Inc. (the "Issuer"), Two Quaker Road, P.O. Box 2900, Pomona, New York 10970-0519.

Item 2. Identity and Background

     (a) This statement is being filed jointly by the following parties: (i) Bernard C. Sherman ("Dr. Sherman"), who has shared voting and dispositive control, as a trustee and officer, of The Apotex Foundation, Inc. ("Apotex Foundation"), and who has sole voting and dispositive control, as the sole trustee, of the Bernard and Honey Sherman Trust ("Sherman Trust"), and who owns 99% of the outstanding capital stock of Sherman Holdings Inc. ("Sherman Holdings"); (ii) Sherman Trust which owns 99% of the common stock of Shermco Inc. ("Shermco"); (iii) Sherman Holdings which owns 99% of the preferred stock of Shermco; (iv) Shermco which owns all of the outstanding capital stock of Sherfam Inc. ("Sherfam"); (v) Sherfam which owns all of the outstanding capital stock of Apotex Holdings Inc. ("Apotex"); (vi) Apotex which owns all of the outstanding capital stock of Shermfin Corp. ("Shermfin"); (vii) Shermfin which owns all of the outstanding capital stock of Sherman Delaware, Inc. ("SDI");
(viii) SDI which directly owns Common Stock of the Issuer; and (ix) Apotex Foundation which directly owns Common Stock of the Issuer (individually, a "Reporting Person" and, collectively, the "Reporting Persons").*

Item 3. Source and Amount of Funds or Other Consideration

     Not applicable as the transaction involved a sale and not an acquisition of securities.

Item 4. Purpose of Transaction

     Not applicable as the transaction involved a sale and not an acquisition of securities. The Reporting Persons reserve the right to repurchase additional shares of Common Stock or to dispose of shares of the Common Stock in the open market, in privately negotiated transactions or in any other lawful manner in the future. Except as described above, the Reporting Persons presently have no plans or proposals which relate to or would result in any action enumerated in subparagraphs (a) through (j) of the instructions for Item of Schedule 13D.


* Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a "person" for any purpose other than Section 13(d) of the Act.

Item 5. Interest in Securities of the Issuer

        (a) and (b)


                                                               Sole                     Sole Power
                                                              Power        Shared       to Dispose       Shared Power
                                 Amount         Percent      to Vote      Power to       or Direct        to Dispose
Reporting Person              Beneficially         of           or         Vote or          the         or Direct the
                                 Owned           Class        Direct     Direct the     Disposition      Disposition
                                                               the           Vote            of               of
                                                               Vote
 1.  Sherman                  9,914,426(1)        43.5%         0         9,914,426          0             9,914,426
 2.  Sherman Trust            9,914,426(1)        43.5%         0         9,914,426          0             9,914,426
 3.  SHI                      9,914,426(1)        43.5%         0         9,914,426          0             9,914,426
 4.  Shermco                  9,914,426(1)        43.5%         0         9,914,426          0             9,914,426
 4.  Sherfam                  9,914,426(1)        43.5%         0         9,914,426          0             9,914,426
 5.  Apotex                   9,914,426(1)        43.5%         0         9,914,426          0             9,914,426
 6.  Shermfin                 9,914,426(1)        43.5%         0         9,914,426          0             9,914,426
 7.  SDI                      9,914,426(1)        43.5%         0         9,914,426          0             9,914,426
 8.  Apotex Foundation             0                0           0             0              0                0


(1) By virtue of the relationships described in Item 2(a) above, Dr. Sherman, Sherman Trust, SHI, Shermco, Sherfam, Apotex and Shermfin may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by SDI.

     The filing of this statement by Dr. Sherman, Sherman Trust, SHI, Shermco, Sherfam, Apotex and Shermfin shall not be construed as an admission that any of Dr. Sherman, Sherman Trust, SHI, Shermco, Sherfam, Apotex or Shermfin, is, for the purposes of Section 13(d) or Section 13(g) of the Act, the beneficial owner of any securities covered by this statement.

     Because of the relationships described in Item 2(a) above, the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Act, and as such, each member of the group would be deemed to beneficially own, in the aggregate, all the shares of Common Stock held by members of the group. The Reporting Persons disclaim membership in a group.

     (c) The following purchases or sales of Common Stock have been made by the Reporting Persons in the past sixty days:




                                                                                                      Where and
                             Date of the       Amount of         Price per        Acquired (A)           How
Reporting Person             Transaction       Securities      Share or Unit           or            Transaction
                                                Involved                          Disposed (D)       was Effected
Apotex Foundation              5-19-99           35,000           $35.0000              D          Securities sold
                                                                                                    on open market
                                                                                                      through a
                                                                                                        broker

Apotex Foundation              5-19-99           10,800           $34.8750              D          Securities sold
                                                                                                    on open market
                                                                                                      through a
                                                                                                        broker

Apotex Foundation              5-21-99           2,000            $34.8750              D          Securities sold
                                                                                                    on open market
                                                                                                      through a
                                                                                                        broker

Apotex Foundation              5-21-99           12,000           $34.7500              D          Securities sold
                                                                                                    on open market
                                                                                                      through a
                                                                                                        broker

Apotex Foundation              5-24-99           10,000           $35.2500              D          Securities sold
                                                                                                    on open market
                                                                                                      through a
                                                                                                        broker

Apotex Foundation              5-24-99           25,000           $35.0000              D          Securities sold
                                                                                                    on open market
                                                                                                      through a
                                                                                                        broker

Apotex Foundation              5-24-99            900             $34.8750              D          Securities sold
                                                                                                    on open market
                                                                                                      through a
                                                                                                        broker

Apotex Foundation              5-25-99           19,600           $35.7500              D          Securities sold
                                                                                                    on open market
                                                                                                      through a
                                                                                                        broker

Apotex Foundation              5-25-99            700             $35.6875              D          Securities sold
                                                                                                    on open market
                                                                                                      through a
                                                                                                        broker

Apotex Foundation              5-25-99           29,700           $35.5000              D          Securities sold
                                                                                                    on open market
                                                                                                      through a
                                                                                                        broker






                                                                                                      Where and
                             Date of the       Amount of         Price per        Acquired (A)           How
Reporting Person             Transaction       Securities      Share or Unit           or            Transaction
                                                Involved                          Disposed (D)       was Effected

Apotex Foundation              5-25-99           6,500            $35.3125              D          Securities sold
                                                                                                    on open market
                                                                                                      through a
                                                                                                        broker

Apotex Foundation              5-25-99            500             $35.2500              D          Securities sold
                                                                                                    on open market
                                                                                                      through a
                                                                                                        broker

Apotex Foundation              5-25-99           5,000            $35.1875              D          Securities sold
                                                                                                    on open market
                                                                                                      through a
                                                                                                        broker

Apotex Foundation              5-25-99           3,000            $35.1250              D          Securities sold
                                                                                                    on open market
                                                                                                      through a
                                                                                                        broker

Apotex Foundation              5-25-99           10,000           $35.0000              D          Securities sold
                                                                                                    on open market
                                                                                                      through a
                                                                                                        broker

Apotex Foundation              5-26-99           17,000           $35.1390              D          Securities sold
                                                                                                    on open market
                                                                                                      through a
                                                                                                        broker

Apotex Foundation              6-08-99           2,500            $34.0000              D          Securities sold
                                                                                                    on open market
                                                                                                      through a
                                                                                                        broker

Apotex Foundation              6-09-99           25,000           $34.0000              D          Securities sold
                                                                                                    on open market
                                                                                                      through a
                                                                                                        broker

Apotex Foundation              6-16-99           9,800            $34.2500              D          Securities sold
                                                                                                    on open market
                                                                                                      through a
                                                                                                        broker

Apotex Foundation              6-29-99           10,000           $39.1663              D          Securities sold
                                                                                                    on open market
                                                                                                      through a
                                                                                                        broker

Apotex Foundation              6-30-99           40,000           $39.4708              D          Securities sold
                                                                                                    on open market
                                                                                                      through a
                                                                                                        broker

     (d) No person other than the Reporting Persons, with respect to the Common Stock beneficially owned by each of them, has any right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of Common Stock.

     (e) As a result of the sale by Apotex Foundation of 275,000 shares of Common Stock in a series of public market transactions from May 19, 1999 through June 30, 1999, which transactions are described in item 5(c) above, Apotex Foundation ceased to be the beneficial owner of more than five percent (5%) of the Common Stock of the Issuer.


Item 7. Material to be Filed as Exhibits

     A copy of the agreement between the Reporting Persons that this Schedule 13D is filed on behalf of each of them is attached hereto as Exhibit A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATE: July 1, 1999



/s/ Bernard C. Sherman                       APOTEX HOLDINGS INC.
BERNARD C. SHERMAN

                                             By:  /s/ Bernard C. Sherman
                                                   Bernard C. Sherman
BERNARD AND HONEY SHERMAN                          President
TRUST

                                             SHERMFIN CORP.
By:  /s/ Bernard C. Sherman
Bernard C. Sherman
Sole Trustee                                 By: /s/ Bernard C. Sherman
                                                   Bernard C. Sherman
                                                   President
SHERMAN HOLDINGS INC.

                                             SHERMAN DELAWARE, INC.
By: /s/ Bernard C. Sherman
      Bernard C. Sherman
      President                              By: /s/ Bernard C. Sherman
                                                   Bernard C. Sherman
                                                   President
SHERMCO INC.

                                             THE APOTEX FOUNDATION, INC.
By: /s/ Michael F.  Florence
      Michael F.  Florence
      President                              By: /s/ Bernard C. Sherman
                                                   Bernard C. Sherman
                                                   President
SHERFAM INC.


By: /s/ Michael F.  Florence
      Michael F.  Florence
      President

                                  EXHIBIT INDEX


EXHIBIT              DESCRIPTION

    A                Agreement Between Reporting Persons

                                    EXHIBIT A

                       AGREEMENT BETWEEN REPORTING PERSONS

     This will  confirm the  agreement by and between the  undersigned  that the
Schedule 13D filed on or about this date with respect to the beneficial ownership of the undersigned of shares of Common Stock of Barr Laboratories, Inc., a New York corporation, is being filed on behalf of each of the parties named below.

     This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

DATE: July 1, 1999



/s/ Bernard C. Sherman
BERNARD C. SHERMAN



BERNARD AND HONEY SHERMAN                    APOTEX HOLDINGS INC.
TRUST


By: /s/ Bernard C. Sherman                   By:  /s/ Bernard C. Sherman
      Bernard C. Sherman                           Bernard C. Sherman
      Sole Trustee                                 President


SHERMAN HOLDINGS INC.                        SHERMFIN CORP.


By: /s/ Bernard C. Sherman                   By: /s/ Bernard C. Sherman
      Bernard C. Sherman                           Bernard C. Sherman
      President                                    President


SHERMCO INC.                                 SHERMAN DELAWARE, INC.


By: /s/ Michael F. Florence                  By: /s/ Bernard C. Sherman
      Michael F.  Florence                         Bernard C. Sherman
      President                                    President


SHERFAM INC.                                 THE APOTEX FOUNDATION, INC.


By: /s/ Michael F. Florence                  By: /s/ Bernard C. Sherman
      Michael F.  Florence                         Bernard C. Sherman
      President                                    President